P.E. 1/11/02

781885
0-13966

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of **January 2002**

MERCURY PARTNERS & COMPANY INC.

(Exact Name of Registrant as specified in its charter)

**Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
(604) 689-7565**
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [__] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

MERCURY

VIA SEDAR

January 17th, 2002

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: Report Pursuant to Section 141 of the *Securities Act* (Alberta) and Section 111 of the *Securities Act* (British Columbia) and Section 101 of the *Securities Act* (Ontario)

Mercury Partners & Company Inc. acquired a total of 3,075,094 common shares of Cybersurf Corp. by private transaction. Mercury now owns an aggregate of 4,053,500 common shares of Cybersurf Corp., representing approximately 12% of the outstanding common shares. Mercury has acquired these shares for investment purposes and may acquire additional shares of Cybersurf Corp. in the future for similar purposes.

Yours truly,

MERCURY PARTNERS & COMPANY INC.

Per: /s/ Tom S. Kusumoto

Tom S. Kusumoto
President

MERCURY

NEWS RELEASE FOR IMMEDIATE RELEASE

FOR: Mercury Partners & Company Inc. (CDNX: MYP.U and OTCBB: MYPIF)

MERCURY PARTNERS & COMPANY

VANCOUVER, Canada / 17 January 2002/ -- Mercury Partners & Company Inc. announces that it has acquired a total of 3,075,094 common shares of Cybersurf Corp. by private transaction. Mercury now owns an aggregate of 4,053,500 common shares of Cybersurf Corp., representing approximately 12% of the outstanding common shares. Mercury has acquired these shares for investment purposes and may acquire additional shares of Cybersurf Corp. in the future for similar purposes.

Mercury Partners & Company

Mercury is a publicly traded financial services company engaged in merchant banking and private equity activities with operations in Canada and the United States. Mercury's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize their potential value.

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Contact: Mr. Tom S. Kusumoto
(604) 689-7565
tsk@mercury.com

No stock exchange has approved or disapproved the information contained herein.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: **MERCURY PARTNERS & COMPANY INC.**

By: ______________________________

TOM S. KUSUMOTO, PRESIDENT

Date: January 18, 2002